Exhibit 99.B(h)(6)

                             Citizens Advisers, Inc.

                                                                 October 2, 2000

Citizens Funds
230 Commerce Way, Suite 300
Portsmouth, NH  03801


Ladies and Gentlemen:

         As you know, we and certain of our affiliates currently provide advisory, administrative, distribution, and other services to the several series of Citizens Funds (the "Trust"). We hereby agree with the Trust that for each class of shares of each series of the Trust listed on Schedule 1 to this letter, we will reimburse that series for all expenses (other than Excluded Expenses, as defined below) payable by that series for each such class described in the Trust's Registration Statement on Form N-1A as filed with the Securities and Exchange Commission, as in effect from time to time, to the extent necessary so that the series' aggregate expenses for each such class, net of waivers, would not exceed on a per annum basis the percentage of average daily net assets specified for that series on Schedule 1. Reimbursement of each series' expenses will be made at least annually or at such other times as may be mutually agreed upon between the Trust and Citizens Advisers, Inc.

         Excluded Expenses means (a) taxes, (b) interest, (c) brokerage commissions, and (d) extraordinary expenses, such as litigation.

         The agreements in this letter shall be in effect as to each series on
Schedule 1 until June 30, 2000.


                           Citizens Advisers, Inc.


                                      By:
                                         ---------------------------------------
                                         John L. Shields
                                         President and Chief Executive Officer

                                                                      Schedule 1


1.       Citizens International Growth Fund, Standard shares: 1.85% of assets.